Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis (“MD&A”) of RESAAS Services Inc. (the “Company”, “we”, “our”, “us” or “RESAAS”) is dated May 30, 2017. You should read this MD&A in conjunction with our unaudited consolidated financial statements and the related notes thereto for the fiscal quarter ended March 31, 2017. We present our unaudited consolidated financial statements in Canadian dollars and in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All references to dollar amounts are in Canadian dollars unless otherwise noted.

This MD&A contains forward-looking statements that involve risks and uncertainties. Such information, although considered to be reasonable by the Company’s management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in any forward-looking statements. Additional information on the Company, including our voluntarily-filed AIF, is available on SEDAR at www.sedar.com.

RESAAS has developed a cloud-based social business software platform for the real estate services industry.

We have created a suite of tools which integrate with the platform, including an enterprise social network, a global referral network, lead generation engine, listing management, client engagement modules, customer relationship management (CRM) tools, analytics, file sharing and an advertising engine. These tools and functionality are made available exclusively to owners of real estate brokerage firms and brokers, licensed real estate agents, and Realtors and are designed to increase user productivity through better communication and collaboration between users.

Our mission is to enable agents, Realtors and brokers to communicate effectively, connect instantly and engage meaningfully with one another through a platform built for their benefit. Our platform allows for instant discussion and debate, both on local and global scale, for facilitating easier and richer communication within the real estate industry. We commenced operations of our website in February 2013 and began full-scale revenue generating activities for the RESAAS platform in January 2015.

Our platform is designed with a focus on search engine optimization (SEO), ensuring that changes to our users’ profile pages are indexed by major search engines in real-time. Users are also able to synchronize their accounts with Facebook personal pages, Facebook Business pages, Twitter and LinkedIn. This allows each post on RESAAS to be automatically sent out to those networks as well, should the user choose to do so.

We also offer real estate agents, Realtors and brokers who have registered on our website, and have received a public-facing profile page, the ability to actively market themselves to home buyers and sellers, plus the ability to create, manage and track the performance of their own highly-targeted social advertisements using our internally-built advertising engine. Professional users on RESAAS are able to upload their listings, announce open houses and successful sales, create referrals and generate leads by interacting with professionals in other markets. We have also developed tools that allow non-professionals to interact with our professional user base, such as RESAAS Q&A, which allows prospective clients to ask real estate questions to our professional users.

Revenue Generating Services

In January 2015, we began offering premium subscription services to our professional user base. Prior to 2015, we generated nominal revenue from the sale of advertising. While we continue to look for additional streams of revenue and advertising partners, we expect that our revenue generation will primarily come from enterprise partnerships and conversion of our user base to paid premium service subscriptions.

Key Business Metrics

To analyze our business performance, determine financial forecasts, and help develop long-term strategic plans, we use the following key business metrics:

•	Professional user — means an individual who has registered on the RESAAS website and has been verified by our team as a professional real estate agent, Realtor or broker.

•	Premium user — means a professional user who has upgraded their account to receive access to our premium service package through a monthly or annual subscription payment.

•	Premium conversion rate — means the rate at which we convert our current professional user base to premium users.

•	Unique real estate content — means unique content that is posted to the RESAAS platform in the form of postings and real estate listings. We do not include comments to original postings or reblasts of the content in this metric.

Factors Affecting Our Performance

Growth in Registered Professional Users in North America. As of March 31, 2017, our professional user base in North America was 344,928. Our user growth rates are affected by digital marketing campaigns and general market penetration. We expect that our user base in North America will continue to increase as we achieve higher market penetration rates but may do so at a slower pace depending on our digital marketing activity.

Growth in Users in Other Regions. As of March 31, 2017, our professional user base outside of North America was 76,122. We anticipate increased user growth in the regions of South America and Europe. In particular, we anticipate activity to significantly increase in Brazil and central Europe where there exists a growing middle class. We intend to establish a local presence in such regions and hire additional staff to further develop brand awareness. In general, new users in regions outside North America do not require material incremental infrastructure investments because we are able to utilize existing infrastructure such as our data centers in the United States and Canada to make our platform available to users.

Conversion to Premium Services. In January 2015, we began efforts to convert our professional user base to paid premium users. Conversion can occur on an individual basis or as a result of agreements with brokerages which provide premium services to multiple users. We expect conversion rates of our existing professional user base to continue to display steady growth as our premium services gain recognition.

User Engagement. Changes in user engagement, such as postings and real estate listings, affect our revenue and financial performance. Growth in user engagement and posting of unique real estate content may increase the opportunities for us to display advertising and our ability to deliver relevant commercial content to users. Growth in user engagement also generally results in increases in our expenses and capital expenditures required to support user activity.

Our key business metrics are as follows:

	2013
	Q1	Q2	Q3	Q4
Professional Users
North America	7,502	8,955	14,683	64,825
International	524	619	804	1,075
Total	8,026	9,574	15,487	65,900

Unique Real Estate Content
New Added Content	4,022	9,324	17,480	52,838
Total Added Content	4,022	13,346	30,826	83,664

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	2014
	Q1	Q2	Q3	Q4
Professional Users
North America	176,641	228,783	265,122	280,707
International	24,237	27,116	42,818	49,243
Total	200,878	255,899	307,940	329,950

Unique Real Estate Content
New Added Content	103,102	96,177	131,103	80,082
Total Added Content	186,766	282,943	414,046	494,128

	2015
	Q1	Q2	Q3	Q4
Professional Users
North America	285,254	296,474	307,854	311,378
International	51,826	64,181	67,489	68,866
Total	337,080	360,655	375,343	380,244

Unique Real Estate Content
New Added Content	65,911	86,949	46,393	49,785
Total Added Content	560,039	646,988	693,381	743,166

	2016
	Q1	Q2	Q3	Q4
Professional Users
North America	320,865	321,653	335,585	342,713
International	75,486	76,582	77,448	72,087
Total	396,351	398,235	413,033	414,800

Unique Real Estate Content
New Added Content	44,291	53,106	46,461	30,612
Total Added Content	787,457	840,563	887,024	917,636

	2017
	Q1	Q2	Q3	Q4
Professional Users
North America	344,928
International	76,122
Total	421,050

Unique Real Estate Content
New Added Content	109,173
Total Added Content	1,026,809

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	January 2015	February 2015	March 2015
Total Users	331,544	334,420	337,080
Premium Users	262	685	3,230

	April 2015	May 2015	June 2015
Total Users	343,901	345,160	360,655
Premium Users	3,268	3,351	3,523

	July 2015	August 2015	September 2015
Total Users	365,383	369,358	375,797
Premium Users	3,992	4,067	4,110

	October 2015	November 2015	December 2015
Total Users	377,363	379,521	380,244
Premium Users	4,181	4,222	4,225

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	January 2016	February 2016	March 2016
Total Users	381,093	382,089	396,351
Premium Users	4,263	4,297	4,382

	April 2016	May 2016	June 2016
Total Users	396,941	397,608	398,235
Premium Users	4,372	4,629	4,663

	July 2016	August 2016	September 2016
Total Users	398,816	412,411	413,033
Premium Users	4,679	4,711	4,953

	October 2016	November 2016	December 2016
Total Users	413,614	414,048	414,800
Premium Users	5,001	5,010	5,097

	January 2017	February 2017	March 2017
Total Users	416,080	417,465	421,050
Premium Users	5,230	5,370	5,548

Results of Operations
Comparison of the three months ended March 31, 2017, and 2016

The following table summarizes the results of our operations for the three months ended March 31, 2017, and 2016 together with the changes to those items.

	Three Months Ended March 31,
	2017 $	2016 $
Revenue	$116,093	98,381
Interest income	7,674	7,849
Operating expenses
Amortization	333,666	242,558
Consulting fees	169,575	45,931
Filing fees	20,328	23,599
Foreign exchange loss	(370)	14,905
General and administrative	513,992	381,560
Management fees	87,616	71,469
Promotion and advertising	69,349	123,322
Professional fees	51,215	107,158
Stock-based compensation	69,165	5,224
Travel	81,596	43,556
Net loss	(1,272,365)	(953,052)
Basic and diluted loss per share	(0.03)	(0.03)
Total current assets	5,214,245	5,816,290
Total assets	6,842,770	6,800,404
Total current liabilities	415,797	283,996
Total liabilities	421,135	285,816
Working capital	4,798,448	5,532,294
Cash dividends	–	–

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Revenue

Revenue consists of payments received from premium service subscriptions, custom projects and limited advertising revenue generated from our platform. We had $98,381 of revenue for the three months ended March 31, 2016, and $116,093 during the three months ended March 31, 2017. We anticipate that revenue will continue to increase with the further commercialization of our platform through conversions of professional users to paid premium services, advertising and enterprise contracts with brokerages.

Interest Income

Interest income consists of interest earned on cash and cash equivalents. We expect the amount of interest income earned to continue to be minimal.

Interest income decreased by $175 to $7,674 for the three months ended March 31, 2017, from $7,849 for the three months ended March 31, 2016. Interest expense was comparable between the two periods.

Operating Expenses

Amortization

Amortization expense consists of the amortization of capitalized costs to develop the Company’s platform. The Company expects amortization to be consistent as the Company continues to capitalize the costs incurred to develop its platform.

Amortization expense increased by $91,108 or 38% to $333,666 for the three months ended March 31, 2017 from $242,558 for the three months ended March 31, 2016. This increase was due to the Company having a greater amount of website development costs subject to amortization during the three months ended March 31, 2017 as compared to the prior period.

Consulting

Consulting fees consist of expenses incurred for consultants hired to perform marketing and business development services. We anticipate that consulting fee expenses will continue to increase in the future as the number of consultants we engage increases along with the commercialization of our platform and an increase in our operations.

Consulting fees expense increased by $123,644 or 269% to $169,575 for the three months ended March 31, 2017 from $45,931 for the three months ended March 31, 2016. This increase was a result of additional consultants providing market development services during the three months ended March 31, 2017.

Filing Fees

Filing fees consist of expenses associated with being a publicly traded company in Canada and the United States. These expenses include regulatory, listing and compliance and costs. We anticipate these expenses to increase in the future as we increase our operations and if we successfully list on an exchange in the United States.

Filing fees expense decreased by $3,271 or 14% to $20,328 for the three months ended March 31, 2017 from $23,599 for the three months ended March 31, 2016. Filing fees were comparable between the two periods.

Foreign Exchange Losses

The Company’s functional currency is the Canadian dollar. Foreign exchange losses are the result of the translation or settlement of foreign currency denominated transactions or balances. Foreign currency transactions are primarily undertaken in United States dollars.

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We realized a gain from foreign exchange transactions of $370 for the three months ended March 31, 2017 as compared to a loss of $14,905 for the three months ended March 31, 2016. This is a minor change from the prior year.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits related to our executive, finance, business development, human resources and support functions. Other general and administrative expenses include facility-related costs and expenses associated with the requirements of being a listed public company in Canada and insurance.

We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support our continued development and further commercialization of our platform.

General and administrative expenses increased by $132,432, or 35%, to $513,992 for the three months ended March 31, 2017, from $381,560 for the three months ended March 31, 2016. This increase was primarily a result of increases in salaries and rent and office expenses as a result of an increase in operations.

Management Fees

Management fee expenses consist primarily of salaries and benefits incurred to directors and officers. We expect management fees to increase moderately in the future.

Management fees increased by $16,147 or 23% to $87,616 for the three months ended March 31, 2017 from $71,469 for three months ended March 31, 2016. The increase was the result of increased salaries to management.

Promotion and Advertising

Promotion and advertising expenses consist primarily of costs incurred to market the platform. We anticipate that promotion and advertising expenses will increase with the commercialization of our platform and with an increase in our operations.

Promotion and advertising expense decreased by $53,973 or 44% to $69,349 for the three months ended March 31, 2017 from $123,322 for the three months ended March 31, 2016. These decreases were largely due to changing our focus to more enterprise selling during 2017 which requires less external advertising.

Professional Fees

Professional fee expenses consist primarily of costs incurred for legal, accounting and auditing services. We anticipate that professional fees will increase as our operations and activity continue to increase.

Professional fee expenses decreased by $55,943, or 52%, to $51,215 for the three months ended March 31, 2017 from $107,158 for the three months ended March 31, 2016. Professional fees decreased during 2017 as a result of legal fees incurred to explore financing options during the three months ended March 31, 2016.

Stock-Based Compensation

Stock-based compensation consists of the grant date fair value of share-based payment awards granted to employees recognized over the period that the employees unconditionally become entitled to the awards. We anticipate that stock-based compensation expenses will continue to increase in the future as the number of employees and consultants engaged by the Company increases.

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Stock-based compensation expense increased by $63,941 or 1224% to $69,165 for the three months ended March 31, 2017 from $5,224 for the three months ended March 31, 2016. This increase was due to additional previously granted stock options vesting during 2017.

Travel

Travel expenses consist primarily of costs related to travel. We anticipate that our travel expenses will increase in the future as we further commercialize our platform and attempt to access different markets.

Travel expense increased by $38,040, or 87%, to $81,596 for the three months ended March 31, 2017 from $43,556 for the three months ended March 31, 2016. Travel expenses increased during fiscal 2017 as a result of increased travel for sales and marketing purposes.

Quarterly Information

Selected consolidated financial information for each of our last eight quarters (unaudited) as prepared in accordance with IFRS is as follows:

	March 31, 2017 $	December 31, 2016 $	September 30, 2016 $	June 30, 2016 $
Total Assets	6,842,770	7,853,631	8,951,582	6,202,359
Working Capital	4,798,448	5,776,520	7,029,283	4,371,115
Revenue	116,093	102,518	47,091	56,729
Net Loss	(1,272,365)	(1,881,255)	(1,295,163)	(3,957,267)
Loss per Share	(0.03)	(0.04)	(0.03)	(0.11)

	March 31, 2016 $	December 31, 2015 $	September 30, 2015 $	June 30, 2015 $
Total Assets	6,800,404	7,898,500	4,806,331	5,701,514
Working Capital	5,532,294	6,463,196	2,882,358	3,693,257
Revenue	98,381	3,170	15,291	47,682
Net Loss	(953,052)	(1,230,957)	(1,058,058)	(1,290,780)
Loss per Share	(0.03)	(0.04)	(0.03)	(0.04)

Three months ended March 31, 2017 and December 31, 2016

At March 31, 2017, total assets were $6,842,770 and working capital was $4,798,448 compared to total assets of $7,853,631 and working capital was $5,776,520 at December 31, 2016. The decrease in total assets and working capital was the result of a decrease in cash as the result of operating expenditures. For the three months ended March 31, 2017, the Company posted a net loss of $1,272,365 compared to a net loss of $1,881,255 for three months ended December 31, 2016. Net loss per share was $0.03 for the three months ended March 31, 2017, compared to $0.04 for the three month period ended December 31, 2016. The decrease in net loss was primarily a result of a decrease in stock-based compensation expense during the three months ended March 31, 2017. This decrease was due to granting 1,274,000 options during the three months ended December 31, 2016 compared to none during the three months ended March 31, 2017.

Three months ended March 31, 2017 and March 31, 2016

At March 31, 2017, total assets were $6,842,770 and working capital was $4,798,448 compared to total assets of $6,800,404 and working capital of $5,532,294 at March 31, 2016. Total assets were comparable between the two periods. The decrease in working capital was the result of the decrease in cash and an increase in current liabilities. For the three months ended March 31, 2017, the Company posted a net loss of $1,272,365 compared to a net loss of $953,052 for three months ended March 31, 2016. The increase in net loss was primarily a result of an increase in amortization, consulting fees, general and administrative expense and stock based compensation.

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Liquidity and Capital Resources

Sources of Liquidity

Since our inception, we have incurred significant operating losses. We anticipate that we will continue to incur losses for at least the next several years. As a result, we will need additional capital to fund our operations, which we may obtain from additional financings, debt and operations revenue or other sources. To date, we have financed our operations primarily through the issuance of our common shares.

As at March 31, 2017, we had total assets of $6,842,770 compared with $7,853,631 as at December 31, 2016. The decrease in assets is attributed to a decrease in cash. The Company had a cash balance of $5,090,665 and working capital of $4,798,448 at March 31, 2017, compared with a cash balance of $6,056,127 and working capital of $5,776,520 at December 31, 2016. The decrease in cash and working capital was a result of as the result of operating expenditures.

The consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As of March 31, 2017, the Company had not yet generated significant revenue or positive cash flow from operations and had an accumulated deficit of $32,812,799. These factors, among others, create substantial doubt as to the ability of the Company to continue as a going concern. Management believes that the proceeds from additional equity financing activities that it is currently pursuing, combined with revenue that the Company expects to generate in subsequent periods, will provide the Company with sufficient working capital to satisfy its liabilities and commitments as they become due for the foreseeable future. There can be no assurances that sufficient equity can be raised on acceptable terms on a timely basis. The Company’s strategy is to mitigate risks and uncertainties and to execute a business plan aimed at revenue growth and managing operating expenses and working capital requirements. Failure to implement this plan could have a material adverse effect on the Company’s financial condition and results of operations.

Cash Flows

The following table summarizes the results of our cash flows for the three months ended March 31, 2017, and 2016:

	2017	2016
Opening balance	$6,056,127	$6,820,022
Net cash (outflow) from operating activities	(673,651)	(862,563)
Net cash (outflow) from investing activities	(290,248)	(224,953)
Net cash inflow from financing activities	(1,563)	(561)
Closing balance	$5,090,665	$5,731,945

Operating Activities

Net cash outflow from operating activities decreased by $188,912, or 22%, to $673,651 for the three months ended March 31, 2017 compared to $862,563 for the three months ended March 31, 2016. This decrease was primarily due to increases a large increase in accounts payable and accrued liabilities and deferred revenue during the three months ended March 31, 2017 compared to 2016. This was offset by an increase in net loss.

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Investing Activities

Net cash outflow for the three months ended March 31, 2017, and 2016 includes amounts paid to acquire property and equipment. Cash outflows increased during the three months ended March 31, 2017 from 2016 as a result of increased in website development expenditures.

Financing Activities

Net cash outflows from financing activities relates to the repayment of finance lease obligations. These outflows were nominal for both periods.

Related Party Transactions

During the three months ended March 31, 2017, the Company incurred management fees of $87,616 (2016 - $71,469) and salaries of $Nil (2016 - $15,346) to various officers of the Company.

The amounts incurred are in the normal course of operations and have been recorded at their exchange amounts, which are the amounts agreed upon by the transacting parties.

Contractual Obligations and Commitments

The following table summarizes our contractual commitments and obligations as of March 31, 2017:

	Payments Due By Period
	Total	Less Than 1 Year	Between 1 and 3 Years	Between 3 and 5 Years	More Than 5 Years
Operating lease obligations	$368,138	$147,804	$220,334	$–	$–

Finance lease obligations	11,062	6,573	4,489	–	–

Total contractual obligations	$379,200	$154,377	$224,823	$–	$–

Off-Balance Sheet Arrangements

We do not have any, and during the periods presented we did not have any, off-balance sheet arrangements, other than the contractual obligations and commitments described above.

Funding Requirements

We anticipate that our expenses will increase in connection with the expansion of our sales and marketing efforts plus further maintenance & development of the RESAAS platform.

In addition, our expenses will increase if and as we:

•	continue the development of internally designed and built tools, features and applications;

•	increase our sales / marketing efforts to identify and develop additional business relationships and opportunities along with the increase in our sales force;

•	maintain, expand and protect our intellectual property portfolio;

•	hire additional technical and development personnel;

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•	expand our physical presence in the United States and abroad; and

•	add operational, financial and management information systems and personnel, including personnel to support our platform development and planned future commercialization efforts.

We believe that our existing cash and cash equivalents will be sufficient to enable us to fund our operating expenses and capital expenditure requirements through July 2018. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:

•	maintaining, enforcing and protecting our intellectual property rights and defending against any intellectual property-related claims;

•	our ability to establish and maintain collaborations, licensing or other arrangements and the financial terms of such arrangements;

•	the extent to which we acquire or invest in other businesses, products and technologies;

•	the rate of the expansion of our physical presence in the United States and abroad; and

•	the costs of operating as a public company.

Until such time, if ever, as we can generate substantial revenues, we expect to finance our cash needs through a combination of equity offerings, collaborations, strategic alliances, debt financings, and marketing, distribution or licensing arrangements. We do not have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our existing shareholders may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of holders of our common shares. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends or other distributions.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed, we may be required to delay, limit, reduce or terminate our platform development or future commercialization efforts or grant rights to develop and market platform that we would otherwise prefer to develop and market ourselves.

Critical Accounting Policies and Significant Judgments and Estimates

We make estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in our consolidated financial statements within the next financial year are discussed below.

(a)	Website Development Costs

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Website development costs consist of costs incurred to develop Internet websites to earn revenue with respect to our business operations. Costs are capitalized in accordance with SIC Interpretation 32, Intangible Assets – Web Site Cost, and are amortized under IAS 38, Intangible Assets, over its estimated useful life commencing when the Internet website has been completed. We amortize the capitalized costs over their useful life of two years.

(b)	Share-based Payments

The grant date fair value of share-based payment awards granted to employees is recognized as a stock-based compensation expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

Where equity instruments are granted to parties other than employees, they are recorded by reference to the fair value of the services received. If the fair value of the services received cannot be reliably estimated, we measure the services received by reference to the fair value of the equity instruments granted, measured at the date the counterparty renders service.

All equity-settled share-based payments are reflected in share-based payment reserve, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in share-based payment reserve is credited to share capital, adjusted for any consideration paid.

(c)	Impairment of Non-financial Assets

The carrying amounts of our non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If indicators exist, then the asset’s recoverable amount is estimated.

(d)	Revenue

The Company recognizes revenue in accordance with IAS 18, Revenue. Revenue consists of subscription fees, online advertising sales and projects. Revenue from subscription fees and online advertising is recognized only when the amount of revenue can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the entity, the stage of completion of the transaction at the end of the reporting period can be measured reliably, and the cost incurred for the transaction and the cost to complete the transaction can be measured reliably. Revenues for subscriptions are recognized over the term of the subscription agreement.

Projects consist of customer agreements to provide professional software services, including setup, integration and customization performed on the technology platform. The Company recognizes revenue related to such projects on a percentage of completion basis when the service is delivered to the customer, the fee is fixed and determinable, and collection of the fee is reasonably assured. Deposits received from customers in advance of the delivery of services are recorded as deferred revenue.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest identifiable group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit, or “CGU”).

Our corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

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An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

In respect of assets other than goodwill and intangible assets that have indefinite useful lives, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Multiple deliverable arrangements:

The Company enters into arrangements with multiple deliverables that generally include subscriptions and services. Multiple-element arrangements are recognized as the revenue for each unit of accounting is earned based on the relative fair value of each unit of accounting as determined by an internal analysis of prices or by using the residual method.

New Accounting Pronouncements

Management has considered that the following amendments, revisions and new IFRSs that are mandatory for annual periods beginning after January 1, 2018 or later periods might not have a material effect on our future disclosure, results and financial position:

•	IFRS 9, Financial Instruments (New; to replace IAS 39 and IFRIC 9) is effective for annual periods beginning on or after January 1, 2018.

•	IFRS 16, Leases is effective for annual periods beginning on or after January 1, 2019.

In addition, IFRS 15, Revenue from Contracts with Customers is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company intends to adopt IFRS 15 and the clarifications in its consolidated financial statements for the annual period beginning on January 1, 2018. The Company has commenced a preliminary assessment of the transition method and alternatives and the potential impact of IFRS 15 on its consolidated financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

Quantitative and Qualitative Disclosures about Financial Risks

Our activities expose us to a variety of financial risks: market risk (including foreign currency risk), cash flow and fair value interest rate risk, credit risk, and liquidity risk. Our principal financial instrument comprises cash and cash equivalents, and this is used to finance our operations. We have various other financial instruments such as trade receivables and payables that arise directly from our operations. The category of loans and receivables contains only trade and other receivables, shown on the face of the balance sheet, all of which mature within one year. We have compared fair value to book value for each class of financial asset and liability and no difference was identified. We have a policy, which has been consistently followed, of not trading in financial instruments.

Interest Rate Risk

We do not hold any derivative instruments to manage interest rate risk.

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Foreign Currency Risk

Foreign currency risk refers to the risk that the value of a financial commitment or recognized asset or liability will fluctuate due to changes in foreign currency rates. Our net income and financial position, as expressed in Canadian dollars, are exposed to movements in foreign exchange rates against the U.S. dollar. We are exposed to foreign currency risk as a result of operating transactions and the translation for foreign bank accounts. We monitor our exposure to foreign exchange risk. Exposures are generally managed through natural hedging via the currency denomination of cash balances and any impact currently is not material to us.

Credit Risk

Our credit risk with respect to customers is limited and we did not have any trade receivables outstanding as of March 31, 2017. Financial instruments that potentially expose us to concentrations of credit risk consist primarily of short-term cash investments and trade accounts receivable.

Liquidity Risk

We have funded our operations since inception primarily through the issuance of equity securities. Until such time as we can generate significant revenue from platform, if ever, we expect to finance our operations through a combination of public or private equity or debt financings or other sources. Adequate additional financing may not be available to us on acceptable terms, or at all. Our inability to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy.

Outstanding Share Data

As at May 30, 2017, we had no Class A preferred shares issued and outstanding.

As at May 30, 2017, we had no Class B preferred shares issued and outstanding.

As at May 30, 2017, we had 39,264,283 common shares issued and outstanding.

As at May 30, 2017, we had 6,024,200 stock options and 4,971,562 warrants exercisable and outstanding.

Additional Disclosure for Venture Issuers Without Significant Revenues

During the three months ended March 31, 2017, the material components of general & administrative expenses included rent of $57,205 (2016 - $24,698), employee wages of $263,853 (2016 - $221,006), office expenses of $66,219 (2016 - $47,541), telephone expenses of $15,145 (2016 - $7,019), computer and information technology expenses of $38,618 (2016 - $47,943), automotive expenses of $15,674 (2016 - $13,843), and insurance of $57,276 (2016 - $19,510).

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